August 31, 2009

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Woody

Re:	Internet Capital Group, Inc.
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 29, 2009
File No. 001-16249

Ladies and Gentlemen:

This letter responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Internet Capital Group, Inc.’s (“ICG’s”) (1) Form 10-K for the year ended December 31, 2008 and (2) Definitive Proxy Statement on Schedule 14A filed April 29, 2009, as communicated to us in your letter of August 18, 2009. For your convenience, your comment has been set forth directly above our response.

Definitive Proxy Statement on Schedule 14A filed April 29, 2009

Compensation Discussion and Analysis

Elements of ICG’s Compensation Program

Bonuses, page 23

1.	We note your discussion in response to previous comment 7 as to why your partner companies would be placed at a competitive disadvantage as a result of your disclosure of corporate targets; however, since you have established a direct correlation between the financial performance of your partner companies and incentive compensation paid to your executive officers, please provide us with your analysis as to why the financial targets would not constitute information material to the investing public.

Response:

We believe that the partner company-specific revenue and EBITDA metrics used in determining the bonuses of ICG executives do not constitute information material to the investing public. To the contrary, we believe that the public disclosure of such information would be potentially misleading to analysts and investors.

United States Securities and Exchange Commission

August 31, 2009

We believe that ICG’s public disclosure of its partner company-specific revenue and EBITDA metrics would not materially add to the aggregate revenue and aggregate EBITDA information it already publicly discloses with respect to the partner companies in its core reporting segment. ICG provides this core partner company financial information to investors in its quarterly earnings releases and in its discussions with investors and analysts, reconciling any non-GAAP measures to the nearest comparable GAAP measures. ICG also typically provides guidance on the annual aggregate revenue growth and aggregate EBITDA improvement of its core partner companies in connection with its quarterly earnings releases. This method of presenting aggregate guidance and results has been well received by analysts and investors, and we believe that, to a significant extent, the public measures ICG’s success and progress based on such aggregate guidance and results.

ICG’s partner company-specific revenue and EBITDA bonus goals are one factor of many that ICG management considers when developing its aggregate revenue and aggregate EBITDA guidance. These bonus goals are developed by ICG’s Compensation Committee in consultation with ICG’s management team. The bonus goals are designed not to judge the success or failure of ICG’s individual partner companies, but rather to motivate ICG’s management and the management of ICG’s partner companies to achieve exceptional operating results. Therefore, the Compensation Committee has historically established aspirational or “stretch” revenue and EBITDA bonus goals; it has done so based in part on an understanding that these goals would not be subject to public scrutiny. These bonus goals often do not reflect ICG’s expectations with respect to the revenue and EBITDA of its partner companies.

A look at the performance of ICG’s partner companies in 2008 and 2007 against both the ICG management bonus plan goals and the investor guidance provided by ICG management underscores the fact that these two sets of benchmarks are quite different. In 2008, ICG’s management bonus plan participants received 9% out of a possible 30% award and 7% out of a possible 10% award with respect to partner company-specific revenue and EBITDA performance, respectively. However, during the same year, ICG’s partner companies missed ICG’s guidance in terms of aggregate revenue growth by only two percentage points, and they showed aggregate EBITDA improvement. In 2007, ICG’s bonus plan participants received 19% out of a possible 30% award and 7% out of a possible 10% award with respect to partner company-specific revenue and EBITDA performance, respectively. During the same year, however, ICG’s partner companies exceeded ICG’s guidance in terms of aggregate revenue growth by six percentage points and also showed aggregate EBITDA improvement.

If ICG’s aspirational financial bonus goals are publicly disclosed, analysts and investors might view these goals as forward-looking financial guidance, notwithstanding any guidance or other public statement we may issue to the contrary. We believe that, instead of illuminating or providing any material insight into the aggregate revenue and aggregate EBITDA guidance and results that ICG already makes available to the public, the disclosure of ICG’s partner company-specific revenue and EBITDA bonus goals are more likely to confuse or conflict with such guidance and results. Accordingly, we believe that the disclosure of these goals could cause significant confusion among ICG’s analysts and investors and might mislead analysts and investors regarding ICG’s expectations of its and its partner companies’ financial performance.

United States Securities and Exchange Commission

August 31, 2009

In addition to not providing any meaningful financial information to the investing public, we believe that the disclosure of ICG’s partner company-specific revenue and EBITDA bonus goals would not provide information that would be material to an understanding of ICG’s executive compensation policies and decisions. Each year, ICG describes in a Current Form 8-K the quantitative and qualitative goals that are used to determine the bonuses of ICG’s executives for that year, as well as the relative weight given to such goals in determining such bonuses. In the Compensation Discussion and Analysis of each of its annual proxy statements, ICG describes the rationale behind the previous year’s bonus goals, as well as the extent to which such goals were achieved and, accordingly, resulted in the payment of executive bonuses. In light of these disclosures, which provide investors with information that helps them realistically evaluate and assess ICG’s actual compensation practices, we believe that providing partner company-specific financial metrics would not materially add to the investment community’s understanding of ICG’s compensation practices.

For the reasons set forth above, coupled with the analysis in our letter to the Staff of July 10, 2009 with respect to the competitive harm that would result to ICG and its partner companies from the disclosure of partner company-specific financial bonus targets, we believe that it is appropriate for ICG to refrain from including partner company-specific revenue and EBITDA performance targets in future proxy statements.

If you have any questions, please do not hesitate to contact me at 610-787-6870.

Sincerely,

/s/ R. Kirk Morgan
R. Kirk Morgan Chief Financial Officer